IRELAND, STAPLETON, PRYOR & PASCOE, P.C.

                                 January 5, 2001

Seligman Mutual Fund Series, Inc.
100 Park Avenue
New York, NY 10017

      Re:   Seligman Mutual Fund Series, Inc.

Ladies and Gentlemen:

      You have requested our opinion as to certain Colorado tax matters in connection with the issuance by the Seligman Mutual Fund Series, Inc. (the "Fund") of shares of the Colorado Municipal Series (the "Colorado Fund"). We have acted as special Colorado tax counsel for the Fund.

      The Fund is a non-diversified open-end management investment company incorporated under the laws of the State of Maryland. The Fund consists of several state series, each represented by separate classes of capital stock with a $.001 par value. Each share of each class is equal as to earnings, assets, and voting privileges, except that each class bears its own separate distribution and, potentially, certain other class expenses and has exclusive voting rights with respect to certain matters.

      The Colorado Fund will attempt to invest 100% and as a matter of fundamental policy will invest at least 80% of the value of its net assets in securities the interest on which is exempt from regular federal income tax and regular personal income tax of the State of Colorado. Under normal market conditions, temporary investments in taxable securities will be limited as a matter of fundamental policy to 20% of the value of the Colorado Fund's net assets.

      Our opinion is based in part on your having advised us that the Colorado Fund is, and intends to continue to qualify as, a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). We express no opinion as to whether the Colorado Fund qualifies as a regulated investment company under Subchapter M of the Code, and we have not been furnished with any IRS ruling letter or opinion of counsel as to the Fund's status as a regulated investment company.

      For the purpose of our opinion, we are assuming that, under Sections 852(b)(5)(B) and 103(a) of the Code, dividend distributions by the Colorado Fund that are comprised of the shareholder's share of net interest on debt obligations of the State of Colorado and its political subdivisions and other tax exempt obligations will be designated "exempt-interest dividends" and

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Seligman Mutual Fund Series, Inc.
January 5, 2001
Page 2


will be treated as an item of interest excludable from a shareholder's gross income for federal income tax purposes under Section 103(a) of the Code. To the extent that dividends from the Colorado Fund are derived from taxable interest and dividend income or any net short-term capital gains realized by the Colorado Fund, we are assuming that such distributions will be taxable to a shareholder as ordinary income for federal income tax purposes. We further assume that any net long-term capital gains realized by the Colorado Fund will be taxable to the shareholders as long-term capital gains for federal income tax purposes under
Section 852(b)(3)(B) of the Code. Finally, we have assumed that the debt obligations that are acquired by the Colorado Fund have been or will be issued in strict compliance with all requirements of state and local law, or, where applicable, federal law.

      Colorado law imposes an income tax on every resident individual, estate and trust, and upon that part of the income of every nonresident individual, estate and trust from Colorado sources. Colorado Revised Statutes ss. 39-22-104(l.7). The Colorado income tax is imposed on a taxpayer's "federal taxable income" as determined pursuant to Section 63 of the Code. A taxpayer's federal taxable income is modified prior to the application of the rate of tax.
Section 39-22-104(2). One modification required by ss. 39-22-104(3)(b) is the addition to federal taxable income of:

      An amount equal to the interest income which is excluded from gross income for federal income tax purposes pursuant to section 103(a) of the internal revenue code less amortization of premium on obligations of any state or political subdivision thereof, other than interest income on obligations of the state of Colorado or any political subdivision thereof which are issued on or after May 1, 1980, and other than interest income on obligations of the state of Colorado or any political subdivision thereof which were issued prior to May 1, 1980, to the extent that such interest is specifically exempt from income taxation under the laws of the state of Colorado authorizing the issuance of such obligations;

Under this provision, "exempt-interest dividends" arising from obligations of Colorado and its political subdivisions would be includable in Colorado gross income only if they are both (1) characterized as interest income in the hands of the taxpayer; and (2) interest on obligations issued before May 1, 1980, not specifically exempted from income taxation. So long as the debt obligations of Colorado and its political subdivisions held by the Colorado Fund were either issued after May 1, 1980, or, if issued earlier, were specifically exempted from state income tax, the dividends paid to the Colorado Fund shareholders derived from interest on such obligations are not subject to Colorado income tax.

      A further modification required by ss. 39-22-104(4)(a) is the subtraction from federal taxable income of:

      An amount equal to any interest income on obligations of the United States and its possessions to the extent included in federal taxable income;

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Seligman Mutual Fund Series, Inc.
January 5, 2001
Page 3


      Thus, under this provision, "exempt-interest dividends" arising from obligations of the United States and its possessions will not be subject to Colorado income taxation "to the extent [such income is] included in federal taxable income." In addition to the foregoing, exempt-interest dividends attributable to interest on obligations of certain territories or possessions of the United States are exempt from Colorado income taxation to the extent federal law exempts interest on such obligations from state taxation. For example, bonds issued by the "governments" of Puerto Rico, Guam and the Virgin Islands are exempt from both federal and state taxation and interest thereon is not included in federal taxable income and will not be subject to Colorado taxation. See 48 U.S.C. ss.ss. 745, 1423a and 1403. Accordingly, exempt-interest dividends attributable to interest on bonds issued by the governments of Puerto Rico, Guam and the Virgin Islands will also be exempt from Colorado income taxation. It should be noted that under Colorado Income Tax Regulation ss. 39-22-104(4)(a) interest income earned on short-term agreements to repurchase United States government obligations is not United States federal interest exempt from Colorado income tax.

      Colorado also imposes an income tax on corporations. ss. 39-22-301(1)(d)(I)(I). The tax on corporations is, like the tax imposed on individuals, estates and trusts, based on the corporate taxpayer's modified federal taxable income. ss. 39-22-304(1). The modifications that are made to the federal taxable income of a corporation are similar to the modifications made for individuals, estates and trusts (ss.ss. 39-22-304(2)(b) & (3)(a)), except that the following is also subtracted from the federal taxable income of a corporation:

      Interest or dividend income on obligations or securities of any authority, commission, or instrumentality of the United States to the extent included in federal taxable income but exempt from state income taxes under the laws of the United States. ss. 39-22-304(3)(b).

Thus, exempt-interest dividends which will not be subject to Colorado income taxation if distributed to shareholders who are individuals, estates, and trusts will also not be subject to Colorado income taxation if received by a shareholder which is a corporation.

      We have assumed that distributions by the Colorado Fund derived from other taxable interest and dividend income and net short-term capital gains realized by the Colorado Fund will be taxable to a shareholder as ordinary income for federal income tax purposes. We have further assumed that any net long-term capital gains realized by the Colorado Fund will be taxable to a shareholder as long-term capital gains for federal income tax purposes. Accordingly, such distributions and any realized long-term capital gains will be included in a shareholder's taxable income and, consequently, will be taxable for Colorado income tax purposes to the extent not covered by one of the foregoing exclusions. In general, gains realized by a shareholder from the sale or other disposition of his shares of the Colorado Fund will also be included in federal taxable income, and therefore will be taxable as well for Colorado income tax purposes. Notwithstanding the foregoing, for individuals, estates and trusts, for income tax years beginning on or after January 1, 2000, in the event (a) the yearly level of state revenue surplus that must be refunded under Section 20(7)(a) of Article X of the Colorado Constitution exceeds the threshold amount and (b) the

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Seligman Mutual Fund Series, Inc.
January 5, 2001
Page 4


Colorado voters statewide have not otherwise authorized the state to retain and spend such surplus, then up to a specified amount of interest income, dividend income and net capital gains that would otherwise be taxable will be excluded from a shareholder's taxable income. ss. 39-22-104(4)(l).

      Colorado has an alternative minimum tax that is based on the federal alternative minimum tax except that any interest income from obligations of the State of Colorado or any political subdivision thereof which is exempt from the Colorado income tax pursuant to the provisions of Section 39-22-104(3)(b) shall be subtracted from the federal alternative minimum taxable income to the extent included therein. ss.39-22-105.

      Under Section 265(2) and (4) of the Code, interest on indebtedness incurred or continued to purchase or carry obligations distributing tax-exempt interest or shares of a "regulated investment company" paying exempt-interest dividends is not deductible in determining federal taxable income. Consequently, such interest will not be deductible for Colorado income tax purposes.

      The Colorado Constitution, Article X, Section 17 specifically reserves to the State the power to levy an income tax. Consequently, Colorado cities and municipalities have no authority to tax income. Colorado law, ss. 39-3-118, exempts intangible personal property from the general property tax law, so that shares of the Colorado Fund will not be subject to property taxes.

      Based on the foregoing, we are of the opinion that:

      1. For so long as the Fund qualifies as a "regulated investment-company" under the Code, the portion of exempt-interest dividends that is derived from interest received by the Colorado Fund on (a) obligations of Colorado or its political subdivisions issued on or after May 1, 1980, or if issued before May 1, 1980, to the extent that such interest is specifically exempt from income taxation under the laws of the State of Colorado authorizing the issuance of such obligations; (b) obligations of the United States or its possessions to the extent included in federal taxable income; and (c) obligations of territories and possessions of the United States to the extent federal law exempts interest on such obligations from taxation by the states, will be exempt from Colorado state income taxes (including the Colorado alternative minimum tax) when distributed to a shareholder of the Colorado Fund.

      2. Capital gains distributable by the Colorado Fund to a shareholder who is a Colorado resident, or gains realized by him from redemption or sale of these shares, will be subject to Colorado income taxes if they are subject to federal income tax; provided, however, a limited amount of net capital gains may be excluded from the taxable income of an individual, estate or trust depending on the yearly level of state revenue surplus that must be refunded under Section 20(7)(a) of Article X of the Colorado Constitution and the Colorado voters statewide not otherwise authorizing the state to retain and spend such surplus.

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Seligman Mutual Fund Series, Inc.
January 5, 2001
Page 5


      3. Interest on indebtedness incurred (directly or indirectly) by a shareholder of the Colorado Fund to purchase or carry shares of the Colorado Fund will not be deductible for Colorado income tax purposes.

      4. Income from the Colorado Fund will not be subject to taxation by any Colorado city, municipality, or other unit of local government.

      5. Shares of the Colorado Fund will not be subject to the Colorado personal property tax.

      We hereby consent to the filing of this opinion as an exhibit to the Fund's Post-Effective Amendment No. 37 to the Registration Statement filed under the Securities Act of 1933, and to the reference to our firm in such Registration Statement and the prospectus included therein. In giving such authorization we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

                                        Very truly yours,

                                        IRELAND, STAPLETON, PRYOR & PASCOE, P.C.

                                        By: /s/ William E. Tanis
                                            ------------------------------------
                                            William E. Tanis, Vice President

/wp